Stralak
Resources Inc.

02 NOV -5 AM 8:56

02055839

US 12g3-2(b) Exemption # 82-976

October 30, 2002

Via First Class Mail

Securities & Exchange Commission
450 - 5th St. N.W.
Washington DC 20549

SUPPL

Attention : Office of International Corporate Finance
Re : US 12g3-2(b) Exemption #82-976

Dear Reader:

Enclosed please find Stralak Resources Inc.'s unaudited financial statements for the nine months ended August 31, 2002, for your records.

If you have any questions or comments, please contact the undersigned.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Thank you.

Sincerely,

M. Lapierre

STRALAK RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encls.

11/18

59 Nelson ~~106 Fielding~~ Road • Lively, Ontario • CANADA • P3Y 1P4 ~~1L5~~ • TEL. 705-682-9234 • FAX 705-682-2447 • www.stralakresources.ca • E-mail: info@stralakresources.com

82-976

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF ***Schedules B and C***

ISSUER DETAILS

NAME OF ISSUER	***Stralak Resources Inc.***
ISSUER ADDRESS	*59 Nelson Rd, Lively, Ont., Can., P3Y 1P4*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*www.stralakresources.com*
CONTACT E-MAIL ADDRESS	*info@stralakresources.com*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary & Director*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***August 31, 2002***
DATE OF REPORT	*October 30, 2002*

CERTIFICATE

SCHEDULES B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
Debra A. Dupuis	[signature]	*October 30, 2002*
Edward J. Blanchard	[signature]	*October 30, 2002*

878-98

STRALAK RESOURCES INC.
BALANCE SHEET
AS AT AUGUST 31, 2002
(With comparative figures as at November 30, 2001)

		Aug. 31/02 (unaudited)	Nov. 30/01 (audited)
ASSETS			
CURRENT ASSETS			
Cash		$ 412	$ 18
Accounts receivable		6,969	6,973
Prepaid expenses		7,541	7,541
		14,922	14,532
CAPITAL ASSETS	*note 2*	216,243	216,243
OTHER ASSETS			
Deferred mineral property	*notes 1, 2, 3*	1,531,764	1,529,758
Mineral property acquisitions	*notes 1, 4, 6*	681,695	681,695
Deferred development expenditures	*notes 1, 3, 6*	393,870	393,870
		2,607,329	2,605,323
TOTAL ASSETS		**2,838,494**	**2,836,098**
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued		130,355	164,600
Long-term debt due within one year	*note 4*	6,667	6,667
		137,022	171,267
LONG-TERM DEBT			
Loan payable	*note 4*	30,000	30,000
Principal payments due within one year		(6,667)	(6,667)
		23,333	23,333
OTHER LIABILITIES			
Advances from related parties	*note 4*	253,107	179,656
Advances from shareholders	*note 4*	222,016	222,116
		475,123	401,772
TOTAL LIABILITIES		**635,478**	**596,372**
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Issued and fully paid		3,652,627	3,652,627
RETAINED EARNINGS			
Balance (deficit) - at beginning of year		(1,412,901)	(1,350,734)
Earnings (loss) for the period		(36,710)	(62,167)
Balance (deficit) - at end of period		(1,449,611)	(1,412,901)
TOTAL SHAREHOLDERS' EQUITY		**2,203,016**	**2,239,726**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 2,838,494**	**$ 2,836,098**

Approved on behalf of the Board

[signature]

[signature]

82-976

STRALAK RESOURCES INC.
STATEMENT OF EARNINGS
AS AT AUGUST 31, 2002
(With comparative figures as at August 31, 2001)
(Unaudited)

		Nine months ended		Three months ended	
		Aug. 31/02	Aug. 31/01	Aug. 31/02	Aug. 31/01
REVENUE	*note 4*	$ 0	$ 0	$ 0	$ 0
EXPENSES	*note 4*				
Wages and employees benefits					
Management fees		16,500	9,500	4,500	2,000
Professional fees		4,733	1,695	319	(403)
Office and administration		6,275	7,313	1,704	2,337
Maintenance and stock exchange fees		8,046	10,312	580	4,859
Interest on long-term debt					
Corporation/property tax		706	700	670	664
Vehicle and travel			1,550		316
General exploration		450	935		
Occupancy costs					
Total Expenses		36,710	32,005	7,773	9,773
EARNINGS (LOSS) FOR THE PERIOD		$ (36,710)	$ (32,005)	$ (7,773)	$ (9,773)
EARNINGS (LOSS) PER SHARE		$ (0.004)	$ (0.003)	$ (0.001)	$ (0.001)

STRALAK RESOURCES INC.

CASH FLOW STATEMENT

AS AT AUGUST 31, 2002

(With comparative figures as at August 31, 2001)

(Unaudited)

	Nine months ended		Three months ended	
	Aug. 31/02	Aug. 31/01	Aug. 31/02	Aug. 31/01
CASH GENERATED FROM (USED FOR)				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$ (36,710)	$ (32,005)	$ (7,773)	$ (9,773)
Changes in non-cash working capital				
- accounts receivable	4	478	646	261
- prepaid expenses				
- accounts payable	(34,245)	(31,561)	5,616	8,500
	(70,951)	(63,088)	(1,511)	(1,012)
INVESTMENT ACTIVITIES				
Deferred development expenditures				
Deferred mineral property expenditures	(2,006)	24,343	(990)	(657)
Advances to joint venture				
Mineral property acquisitions		(795)	-	(795)
Capital assets				
	(2,006)	23,548	(990)	(1,452)
FINANCING ACTIVITIES				
Issuance of capital stock				
Advances from related parties	73,451	40,725	2,588	1,762
Advances from shareholders	(100)	(3,048)		(100)
Principal payments on long-term debt				
	73,351	37,677	2,588	1,662
INCREASE (DECREASE) IN CASH	394	(1,863)	87	(802)
CASH POSITION - at beginning of period	18	2,009	325	948
CASH POSITION - at end of the period	**$ 412**	**$ 146**	**$ 412**	**$ 146**

STRALAK RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED AUGUST 31, 2002

82-976

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy

The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets

Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy

The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest

The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs

The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.

These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	July 31, 2001 Accumulated Depreciation	Net
Milling and processing equipment	$ 235,889	$ 160,343	$ 75,546
Mill building	169,748	31,306	138,442
Mining equipment	2,169	1,458	711
Vehicles and moveable equipment	1,713	1,283	430
Other equipment and furniture	1,878	1,258	620
Computer equipment	1,039	864	175
Culverts	444	125	319
Land			
	$ 412,880	$ 196,637	$ 216,243

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	Nov. 30/01	Additions	Aug. 31/02
Drilling	$ 846,663		$ 846,663
Stripping and trenching	171,353		171,353
Engineering and consulting	149,880		149,880
Line cutting, sampling and assays	114,164		114,164
Equipment rental	55,653		55,653
Extraction and crushing	24,581		24,581
Travel, accommodation and supplies	22,174		22,174

Safety and environmental	8,892		8,892
Laboratory	49,136		49,136
Road construction	87,736		87,736
Maintenance	11,863	2,006	13,869
Materials shipped to mill	(12,337)		(12,337)
	$ 1,529,758	$ 2,006	$ 1,531,764

The deferred mineral property expenditures, allocated between properties, are as follows:

	Aug. 31/02
Craig	$ 1,344,344
Street (Joint Venture)	133,679
Atlin	33,259
Fort Steele	14,837
Topaz	3,240
Meadow Lake	2,405
	$ 1,531,764

Deferred mineral property expenditures totalling $642,978 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company, of flowing tax benefits through to investors, have not been recorded in the accounts.

4. **INVESTMENT IN JOINT VENTURES**

ECOSOURCE GARNET, INC.
The company's proportionate one-third interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		July 31, 2001
ASSETS		
Cash		
Accounts receivable		
Prepaid expenses		7,541
Capital assets	*note 2*	216,243
Deferred mineral property acquisitions	*note 5*	216,913
Deferred development expenditures	*note 6*	393,870
Deferred mineral property expenditures	*note 3*	133,679
		$ 968,246
LIABILITIES		
Accounts payable		$ 55,677
Loan payable		30,000
Advances from shareholders		16,053
Advances from related company/party		61,099
		$ 162,829
REVENUE		
Interest earned		$ 0
EXPENSES		
Occupancy		$ 0
Interest on long-term debt		1,892
Professional fees		633
Utilities		104
Office administration		67
		$ 2,696

The joint venturers share all costs equally. As at November 30, 2001, Stralak's share of the expenses reflected a deficiency of $113,468.

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow-through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company, of flowing tax benefits through to investors, has not been recorded in these financial statements.

5. MINERAL PROPERTY ACQUISITIONS The mineral property acquisitions consist of:

	2001
➢ **Fort Steele Property**, Fort Steele Mining Division, BC Sixteen Crown grant mineral claims, and eight unpatented mining claims. The company paid $55,000 and 200,000 common shares. (Note: 24 of the unpatented mining claims were abandoned during the period of this report, and eight of the unpatented mining claims were also abandoned subsequent to the period covered in this report.)	$ 255,000
➢ **Street Property**, Street Township, District of Sudbury Twenty-three unpatented mining claims, comprising 75 units were acquired in 1993 and 2000 at the cost of staking and the issuance of 100,000 shares ($65,000). Eighteen of these claims were transferred to EcoSource Garnet Inc. on July 30, 1996. (See note 4.) During the period covered in this report, three unpatented mining claims were abandoned.	216,913
➢ **Atlin Property**, Atlin Mining Division, BC Five claim units and one Crown grant. The company will pay $100,000, and has issued 200,000 common shares as consideration for the property.	200,800
➢ **Craig Property**, Sudbury Mining Division Sixteen leased mining claims and one unpatented mining claim in the Townships of Craig, Ulster and Moncrieff were acquired in 1980 for 750,000 common shares	6,750
➢ **Meadow Lake Property**, Clinton Mining Division, BC Seven unpatented mining claims, acquired in 1999 at the cost of staking.	1,032
➢ **Topaz Property**, Golden Mining Division, BC Twelve unpatented mining claims acquired in 2000 at the cost of staking. Property subject to a production royalty of $1.50 per ton, and a net smelter return of 1% for any mineral other than magnesite derived from the property.	1,200
	$ 681,695

Unless otherwise noted, the titles to all the mining claims are in good standing.

- ➢ Pursuant to an agreement dated June 21, 1988, the company must pay a royalty of 10% of net profits derived from all ore extraction or mining operations from the sixteen leased mining claims in the Townships of Craig, Ulster and Moncrieff.
- ➢ In May 1998, the company entered into an option agreement with a private exploration company based in Toronto, Ontario, whereby the optionee may earn either a 5% or 15% interest in Craig, Ulster and Moncrieff mining claims. In order to earn the interest, the optionee must incur $3,000,000 in exploration and development expenditures on the property over a five year period.
- ➢ The co. must pay a royalty of $2.00 per ton for hydromagnesite or magnesite removed from the property for sale and a 2% net smelter return for any other minerals exploited on the Crown Grant from the Atlin property.
- ➢ The company must pay a royalty of $1.50 per ton and a net smelter return of 1% for any mineral other than magnesite derived from the Topaz property.

6. DEFERRED DEVELOPMENT EXPENDITURES

The deferred development expenditures consist of:

	July 31/01	
MILLING OPERATIONS		
Depreciation	$ 196,637	
Consulting	13,887	
Extraction costs of raw materials consumed	14,575	
Wages and employee benefits	32,376	
Equipment repairs and maintenance	9,972	
Utilities	9,469	
Management fees	36,262	
Travel and accommodation	2,288	
Freight costs and brokerage fees	1,245	
Supplies	1,114	
Packaging	465	
Fuel	402	$ 318,692
MARKET DEVELOPMENT		
Wages and consulting fees	37,942	
Travel and accommodations	12,827	
Office and general	10,510	
Advertising	1,516	
Telephone	1,116	
Occupancy cost	$ 38,986	102,897
SALES		(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES - *note 4*		$ 393,870

Schedule A - Financial Statements

The unaudited financial statements for the nine months ended August 31, 2002 are attached.

Schedule B - Supplementary Information

1. The breakdown of deferred exploration expenditures is included in Schedule A.

2. During the period of this report, management and administrative fees of $19,711 were paid or owing to a company managed by a director of Stralak Resources Inc.

3. (a) Subsequent to the period covered in this report the company reported that, pursuant to private placement agreements dated September 23, 2002, a total of 200,000 common shares in the capital stock of the company were issued at a price of $0.15. The shares were issued on October 10, 2002.

   (b) There were no options granted during the period of this report.

4. (a) The company's authorized capital consists of 100,000,000 common shares.

   (b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2002
For cash	6,105,433	$ 2,567,584
Flow-through shares	1,161,875	460,600
For property	1,300,000	499,500
For stock options	200,000	32,000
For services	346,067	92,943
	9,113,375	$ 3,652,627

   (c)
   - there are no warrants outstanding
   - 300,000 directors' options at $0.17, exercisable on or before December 1, 2002
   - 250,000 directors' options at $0.50, exercisable on or before November 24, 2004
   - 75,000 employee's option at $0.44, exercisable on or before June 15, 2002 (During the period covered in this report, this employee option expired unexercised.)

   (d) There are no shares subject to escrow or pooling agreements.

5. At the date of this report, the directors and officers of the company are as follows:

   Blanchard, Edward J., President & Director
   Dupuis, Debra A., Corporate Secretary
   Gartenberg, Robert L., Director
   Croutch, David, Director
   McLeod, William, Director
   Smith, Harvey, Director

82-976

Resource Properties - The mineral properties consist of:

Fort Steele Property, Fort Steele Mining Division, BC. Sixteen Crown granted mineral claims and thirty-two unpatented mining claims. The company paid $55,000 and 200,000 common shares at a deemed value of $1 per share. In November 2000, the company granted to a private exploration company an option to purchase certain mining claims located in the Fort Steele Mining Division, British Columbia. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7 million on or before December 1, 2001. The date by which the payment was required to be made was extended to January 31, 2002. The optionee did not make the required payment, resulting in the expiry of the option on January 31, 2002. During the period covered in this report, the company abandoned 24 mining claims in the Fort Steele Mining Division, which were acquired in 1999 at the cost of staking. Subsequent to the period covered in this report, an additional 8 mining claims were abandoned; these claims were also acquired in 1999 at the cost of staking.

Street Property, Street Township, District of Sudbury, Ontario. Twenty-three unpatented mining claims, comprising 75 units were acquired at the cost of staking and the issuance of 100,000 shares ($65,000). Eighteen of these claims were transferred to EcoSource Garnet Inc. on July 30, 1996. Stralak holds a one-third interest in EcoSource Garnet Inc. During the period covered in this report, three of the unpatented mining claims were abandoned.

Atlin Property, Atlin Mining Division, BC. Five claim units and one Crown grant. The company will pay $100,000 in stages, ending May 31, 2002, and issued 200,000 common shares in November 1999.

Craig Property, Sudbury Mining Division, Ontario. Sixteen leased mining claims and one unpatented mining claim in the Townships of Craig, Ulster and Moncrieff were acquired in 1980 for 750,000 common shares. Pursuant to an agreement dated June 21, 1988, the company must pay a royalty of 10% net profits derived from all ore extraction or mining operations from the mining claims in the townships of Craig, Ulster, and Moncrieff.

Meadow Lake Property, Clinton Mining Division, BC. Seven unpatented mining claims, acquired in 1999 at the cost of staking.

Topaz Property, Golden Mining Division, BC. Twelve unpatented mining claims acquired in 2000 at the cost of staking. Property subject to a production royalty of $1.50 per ton, and a net smelter return of 1% for any mineral other than magnesite derived from the property.

Schedule C - Management Discussion

Stralak Resources Inc. is a public company engaged in the exploration and development of industrial minerals and base metals. Its mineral property portfolio includes hydromagnesite, hard-rock magnesite, garnet and zinc/lead/silver/copper deposits, all located in Canada.

The company holds a one-third interest in EcoSource Garnet Inc. ("Eco"), the owner of an almandine garnet and muscovite (mica) deposit located in Street Twp., near Sudbury, Ontario. Eco's objective is to produce quality garnet abrasives for blast-cleaning and waterjet cutting applications, and to produce wet ground, micronized mica for various industrial applications. Phase I of project development, which included mineral property acquisitions, exploration and development expenditures, as well as the construction of a pilot plant to make products for garnet abrasive market evaluation, has been completed. Phase II of the project entails upgrading the facility, which is currently not operating, in order to boost garnet production and to integrate the production of mica into the circuit. The company continues to seek funds to proceed with Phase II.

The company's hydromagnesite deposits are located in north-western British Columbia (Atlin property) and near the city of Kamloops, B.C. (Meadow Lake property). Hydromagnesite is an associated mineral of magnesite, one of the important sources of magnesium compounds. Independent testing on samples from the Atlin property confirms that the product is a good source of calcined magnesia (light-burned and hard-burned), and that it may be offered to industries requiring calcined magnesia. Preliminary exploration, industrial testing and market research have been conducted. Equity funding is being sought to proceed to

the next phase, which included additional exploration and market evaluation; funding is also being sought for general corporate purposes.

The hard rock magnesite deposits are located in south-eastern and south-central British Columbia. The south-eastern B.C. deposit, situated in the Fort Steele Mining Division, was under option to a private exploration company. The optionee paid $25,000. to Stralak on March 16, 2001. As part of the option agreement, the optionee paid to the vendor of the Fort Steele claims $1M, thereby causing Stralak to exercise its option and acquire a 100% undivided interest in the Fort Steele property. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7M (Cdn) on or before December 1, 2001. The date was subsequently extended to January 31, 2002. The optionee did not make the required payment, resulting in the expiry of the option.

The Topaz Lake property, located in south-central B.C., is subject to a royalty of $1.50 per ton of magnesite removed from the property for sale, and a net smelter return of 1% for any mineral other than magnesite.

On March 12, 2002, Stralak Resources Inc. announced that it had entered into an option agreement with a private, Ontario-based exploration company, whereby the optionee was granted the option to acquire 16 Crown-granted and 32 unpatented hard rock magnesite mining claims located in the Fort Steele Mining Division, British Columbia, Canada. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to establish, by May 15, 2002, a payment schedule acceptable to Stralak Resources Inc. with respect to $1 million (Canadian funds) cash consideration for the property. As a payment schedule acceptable to both parties was not established as required, the option has expired.

Stralak Resources Inc also holds a polymetallic property (zinc/silver/lead/copper), known as the Craig property, near Sudbury, Ontario. The company has spent approximately $1.34 M exploring the property, and a previous joint venture partner spent approximately $1M in exploration. No further exploration is scheduled at this time.

The company held its annual general meeting in Toronto on April 25, 2002, where the company's directors were re-elected.

During the period covered in this report, the company abandoned 24 unpatented mining claims in the Fort Steele Mining Division, British Columbia, which were acquired in 1999 at the cost of staking. Subsequent to the period covered in this report, the company abandoned an additional 8 mining claims in the Fort Steele Mining Division, British Columbia, which were also acquired in 1999 at the cost of staking.

During the period covered in this report, three of the unpatented mining claims in Street Township were abandoned.

An employee's option to purchase up to a total of 75,000 common shares at a price of $0.44 expired unexercised June 15, 2002.

Subsequent to the period covered in this report the company reported that, pursuant to private placement agreements dated September 23, 2002, a total of 200,000 common shares in the capital stock of the company were issued at a price of $0.15. The shares were issued on October 10, 2002. A finder's fee of $3,000 was paid to a finder dealing at arm's-length to the company.

Investor Relations

There were no investor relations arrangements or contracts entered into during the period covered by this report.